Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614
Tel: (949) 486-3990
Fax: (949) 486-3995

May 30, 2008

Mr. David Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:  Financial Media Group, Inc.
Form 10-KSB for the Year Ended August 31, 2007
File No. 000-32923

Dear Mr. Humphrey:

We are in receipt of your comment letter dated May 8, 2008 to Financial Media Group, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following. We will amend and file the Company’s Form 10-KSB for the fiscal year ended August 31, 2007 to incorporate our revised responses to your comments.

Form 10-KSB for Fiscal Year Ended August 31, 2007

General

1.
Please re-file your response letter dated April 25, 2008. Your current response does not include the written acknowledgements requested at the end of our comment letter dated March 11, 2008. The statements to be included should acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have amended and re-filed our response letter dated April 25, 2008 to include the above written acknowledgements as requested by the Commission.

Consolidated Statement of Operations, page 25

2.
In light of the significance of the amount of revenue received in the form of marketable securities, please show separately such amount on the face of your consolidated statement of operations. See paragraph 10 of EITF Issue No. 00-8.

We agree to amend the revenue presentation for the amount of revenue received in the form of marketable securities on the face of our Consolidated Statement of Operations in accordance with the guidelines of paragraph 10 of EITF Issue No. 00-8.

	August 31, 2007	August 31, 2006

Revenue in the form of marketable securities	$5,958,082	$6,129,172
Revenue in the form of cash	1,131,960	502,459
	$7,090,042	$6,631,631

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29

3.
We note your response and revised disclosure proposed in response to our previous comment 4. Please revise this disclosure to indicate when and how you determine that the qualifications for recognizing revenue under SAB 104 have occurred in relation to each revenue stream. Such disclosure should provide information, in detail, with respect to what constitutes “delivery” for each product, and how you determined the contractual price was collectible.

We agree to revise and expand our revenue recognition policy and disclose each revenue stream. Please note that the Company receives Client’s securities or cash in advance prior to providing contracted services, and therefore, the collectibility of contractual price is non issue.  The amended disclosure below will be incorporated in the Company’s amended Form 10-KSB/A as of August 31, 2007 as follows:

Revenue Recognition Policy

The Company’s primary source of revenue is generated from providing Internet based media and advertising services and a full array of customized investor awareness programs to small and medium sized companies through its financial websites www.wallst.net and my.wallst.net. The services include audio and video production of senior management interviews, newsletters and editorials, small cap companies’ conferences and seminars, e-mail mailings and forums, media and advertising. These services are provided by the Company’s subsidiaries WallStreet Direct, Inc. and Digital WallStreet, Inc. Revenues from Internet based media and advertising services are recognized and recorded when the performance of such services are completed. The Company adheres to the guidelines established under Staff Accounting Bulletin 104 whereby, the Company executes a contractual agreement with the client for a fixed fee to perform services, delivery of services has occurred when the Company performed the contracted services, and collectibility of the fees has occurred when the Company receives cash and/or marketable securities in satisfaction for services provided.

The Company provides news wire and compliance services to small and medium size publicly traded companies including preparation of registration statements, electronic filings and reporting of SEC documents (EDGAR), preparation of proxy materials and news distribution. Such services are provided by the Company’s subsidiary Financial Filings Corp. Revenues are recognized and recorded when the performances of such services are completed. The Company adheres to the guidelines established under Staff Accounting Bulletin 104 whereby, the Company executes a contractual agreement with the client for a fixed fee to perform services, delivery of services has occurred when the Company completed the performed the contracted services, and collectibility of the fees has occurred when the Company receives cash and/or marketable securities in satisfaction of services provided.

The Company provides a broad range of information on investing techniques and education tools to investors through workshops and exhibits. The Company’s subsidiary Wealth Expo provides revenue streams for the Company through exhibition sales, speaking presentation sales, collateral material sales and advertising sales. Revenues from Wealth Expo services is recognized and recorded when the performance of such services are completed. The Company adheres to the guidelines established under Staff Accounting Bulletin 104 whereby, the Company executes a contractual agreement with the client for a fixed fee to perform services, delivery of services has occurred when the Company completed the performed the contracted services, and collectibility of the fees has occurred when the Company receives cash and/or marketable securities in satisfaction of services provided.

Payments received in advance of services provided, are recorded as deferred revenue.

4.
In your response to our previous comment 5, you stated that securities received for services are valued at their fair value, based on the quoted market price of such securities on the date of receipt. However, based on your response to our previous comment 11, it appears that you received securities that are traded on the Pink Sheets or the OTC Bulletin Board. These types of securities (often referred to as “microcap stocks”) tend to be low priced and trade in low volumes. Therefore, it is unclear whether or not the quoted market price for these types of securities represents the best measure of their fair value. Please tell us whether or not you have considered you using any alternative measures of fair value, such as independent valuations. Also, tell us what consideration was given to the trading volume of the securities received when the number of shares you received was significantly higher than the average daily trading volume for such securities.

The Company records revenues on the basis of services provided to its Clients for a fixed determinable fee pursuant to a contractual agreement. In lieu of providing services, the Company receives from its Clients cash and/or securities, as compensation for providing such services.

The Company valued the equity securities on the balance sheet date, based upon guidance per the SFAS 115. Per the SFAS 115, Paragraph 3, “Except as indicated in paragraph 4, this Statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

a. The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year.”

Per the SFAS115, Paragraph 57 “The Board concluded that quoted market prices provide the most reliable measure of fair value. Quoted market prices are easy to obtain and are reliable and verifiable. They are used and relied upon regularly and are well understood by investors, creditors, and other users of financial information. In recent years, new markets have developed and some existing markets have evolved from thin to active markets, thereby increasing the ready availability of reliable fair value information.

FAS107, Paragraph 58 Although many respondents to the 1990 and 1987 Exposure Drafts agreed with the usefulness of disclosing quoted market prices derived from active markets, some argued that quoted prices from thin markets do not provide relevant measures of fair value, particularly when an entity holds a large amount of a thinly traded financial instrument that could not be absorbed by the market in a single transaction. The Board considered this issue and reiterated its belief that quoted prices, even from thin markets, provide useful information because investors and creditors regularly rely on those prices to make their decisions. The Board noted that providing the liquidation value of a block of financial instruments is not the objective of this Statement. The Board also concluded that requiring the use of available quoted market prices would increase the comparability of the disclosures among entities.”

Based on above, the Company evaluates the valuation in accordance with SFAS 115.

5.
Please provide us with a summary of the securities you have received in exchange for services during your fiscal years ended August 31, 2007 and 2006. According to your consolidated statements of cash flows, you recognized $5,958,082 and $6,129,172 of revenues of those fiscal years in connection with services rendered in exchange for marketable securities. In your response, please include the amount of impairment, unrealized and realized losses, as applicable, associated with these securities, indicating the date you received the securities and the date(s) you recognized any impairment with respect to such securities.

Summary of Securities received in exchange for services during September 1, 2006 to August 31, 2007:

Equity Securities Name and Symbol	Date Received	Revenue Earned	Impairment for the year ended August 31, 2007	Unrealized Gain (Loss) at August 31, 2007	Realized Gain or (Loss) for the year ended August 31, 2007

ERF Wireless, Inc. (ERFW)	9/16/2005	$21,701	$-	$-	$-
Minetwork Group, Inc. (MWKG)	9/18/2005	41,667	-	-	-
Organic Recycling Technologies, Inc. (ORCY)	9/27/2005	20,860	-	17,880	-
Midnet Inc. (MIDX)	10/5/2005	18,648	1,457	(753)	-
Allenergy Inc. (ALRY)	10/10/2005	23,333	5,338	22,050	-
New Life Scientific Inc. (NWLF)	10/17/2005	47,917	-	-	-
Jeantex Group Inc. (JNTX)	10/28/2005	21,840	-	-	-
Material Technologies Inc. (MTTG)	11/15/2005	19,133	7,556	-	-
SNRG Corporation (SNRG)	12/15/2005	56,250	46,875	-	-
Eldorado Exploration Inc. (EDEX)	7/31/2006	82,500	53,167	-	-
AmoroCorp Inc (AORO)	8/9/2006	1,155,000	1,155,000	-	-
Earth Search Sciences Inc (ESSE)	9/28/2006	69,700	-	4,100	-
iPhone2 Inc. (IPHE)	4/20/2007	22,950	21,465	-	(1,414)
Liberty Diversified Holdings, Inc. (LDHG)	1/23/2006	116,667	-	-	42,767
Cytodyn Inc. (CYDY)	2/1/2006	92,262	47,619	(14,285)	-
WorldSource, Inc (WDSC)	2/22/2006	125,000	123,200	(127)	(8,785)
VoIP Inc. (VOIC)	3/17/2006	78,750	-	-	(29,179)
BTX Holding Inc. (BTXH)	4/5/2006	157,500	38,724	(6,270)	(12,822)
New Medium Enterprises, Inc. (NMEN)	4/15/2006	123,958	-	-	44,071
Atlantis Holding Inc. (AHDG)	4/21/2006	280,000	205,333	(56,000)	(31,072)
Medisys Corporation (MDYO)	4/21/2006	178,500	65,450	-	-
First Pet Life Inc. (FPLF)	5/8/2006	83,833	43,750	(2,500)	-
Waypoint Biomedical Holdings Inc. (WYPH)	5/9/2006	147,767	30,983	46,475	-
Global General Technolgies, Inc. ( GLGT)	6/14/2006	164,063	145,313	-	-
Titan Global Entertainment Inc. (TGLI)	6/14/2006	185,625	185,543	-	-
Platina Energy Group, Inc. (PLTG)	11/30/2006	103,125	-	112,500	-
Homeland Safety International Inc. (HSFI)	11/14/2006	81,250	74,208	17,550	-
Muller Media Inc. (MUME)	11/2/2006	177,500	176,327	-	-
Imperia Entertainment Inc. (IMPN)	11/1/2006	133,333	133,250	-	-
Organic Recycling Technologies, Inc. (ORCY)	11/3/2006	416,667	-	(50,000)	-
Southern Home Medical Equipment, Inc. (SHMM)	12/29/2006	200,000	193,333	-	-
Itronics, Inc. (ITRO)	12/29/2006	125,000	-	(37,500)	-
PRG Group, Inc. (PRGJ)	1/11/2007	84,747	57,507	-	-
Barclay Road Inc. (BCLR)	1/26/2007	291,673	281,944	-	-
CEO America Inc. (CEOA)	1/25/2007	75,833	70,583	1,000	-
Raven Moon Entertainment, Inc. (RVENE)	2/6/2007	145,833	-	-	-
BioModa Inc. (BMOD)	3/5/2007	97,500	88,400	-	-
Language Access Network Inc. (LANW)	3/13/2007	19,000	19,000	-	-
Alternate Energy Holdings Inc (AEHI)	3/8/2007	136,000	45,000	10,000	-
Canam Energy Inc. (CNGJ)	4/19/2007	86,167	-	71,500	-
Iphone 2 Inc (IPHE)	4/19/2007	80,000	61,212	-	-
Fundstech Corp (FNDS)	5/1/2007	99,359	-	(28,846)	-
Voippal.com Inc. (VPLM)	5/11/2007	50,000	35,000	-	-
Magplane Technologies Inc. (MAGP)	5/30/2007	75,000	45,000	-	-
Liberty Diversified Holdings Inc. (LDHI)	7/11/2007	10,000	-	-	-
RBID.COM Inc. (RBID)	7/24/2007	12,500	10,417	-	-
IDGLOBAL Corp. (IDGJ)	8/9/2007	9,672	-	(2,579)	-
eWorld Companies, Inc. (EWRC)	8/10/2007	30,000	-	-	-
New Medium Enterprise Inc. (NMEN)	8/23/2007	82,500	-	15,000	-
		$5,958,082

Summary of Securities received in exchange of services during September 1, 2005 to August 31, 2006

Equity Securities Name and Symbol	Date Received	Revenue Earned	Impairment for the year ended August 31, 2006	Unrealized Gain (Loss) at August 31, 2006	Realized Gain or (Loss) for the year ended August 31, 2006

Ameri-Tech Int'l Corp (AMTR)	9/20/2005	$6,000	$5,644	$-	$-
TelePlus Enterprises Inc. (TLPE)	9/29/2005	30,000	-	-	(4,544)
JC Data Solutions (JCDS)	2/28/2006	4,600	4,400	(105)	-
Energy Vision International Inc (EGVI)	3/24/2006	8,775	-	-	(1,854)
JC Data Solutions (JCDS)	6/21/2006	7,350	-	-	(1,736)
Leatt Corporation (LEAT)	10/31/2005	32,000	-	-	(8,546)
Nationwide Beverage Corp. (NBVB)	10/31/2005	87,500	-	-	(50,938)
China Mobility Solution (CHMS)	6/8/2006	36,000	-	-	(30,481)
TAJ Systems Inc. (TJSS)	10/4/2005	22,710	-		(7,153)
Leatt Corporation (LEAT)	10/24/2005	14,998	-		(13,744)
China Mobility Solution (CHMS)	2/17/2005	147,000	33,500	-	(100,000)
Secured Financial Network Inc. (SFNL)	3/1/2005	150,000	107,031	(3,000)	1,427
Cord Blood America Inc. (CBAI)	4/8/2005	107,625	-	(25,341)	(33,588)
American ID -Smart SMS Corp. (ACNI) (SRSM)	4/15/2005	138,833	-	(36,000)	-
Creative Vistas Inc. (CVAS)	6/13/2005	142,500	172,500	-	(126,125)
Extreme Poker Ltd. (EXTP)	6/20/2005	102,917	59,583	-	-
Diamond I Inc. (DMOI)	7/6/2005	179,167	51,750	-	(57,744)
Securac Corp. (SECU)	7/7/2005	212,064	-	-	(27,052)
New NRG Inc. (NNRG)	7/27/2005	176,000	-	(16,000)	-
Royal Pet Meals (RYPM)	8/20/2005	264,180	248,572	-	-
Rocketinfo Inc. (RKTI)	8/20/2005	106,560	-	-	(103,325)
Health Enhancement Products, Inc. (HEPI)	8/25/2005	250,890	-	239,110	-
American Way Business Development (AWBV)	9/9/2005	247,500	229,500	-	(804)
ERF Wireless (ERFW)	9/16/2005	238,714	200,704	-	-
Minetwork Group Inc. (MWKG)	9/18/2005	458,333	458,333	-	(4,335)
Organic Recycling Technologies (ORCY)	9/27/2005	229,460	-	226,480	-
Viva International (VIVI)	10/5/2005	42,804	-	(23,751)	-
Midnet Inc. (MIDX)	10/5/2005	205,125	156,796	55,968	-
Allenergy Inc. (ALRY)	10/10/2005	256,667	160,417	-	(18,104)
New Life Scientific (NWLF)	10/17/2005	239,583	212,250	-	(278,773)
Jeantex Group (JNTX)	10/28/2005	109,200	70,000	-	-
Material Technologies (MTTG)	11/15/2005	95,667	56,233	-	-
SNRG Corp. (SNRG)	12/15/2005	168,750	-	(97,500)	-
NetSky Holding (NSKY)	5/22/2006	17,500	-	65,000	-
Eldorado Exploration Inc. (EDEX)	7/31/2006	37,500	-	70,000	-
AmoroCorp Inc. (AORO)	8/9/2006	105,000	-	-	-
Cemtrex Inc. (CTEI)	4/29/2005	125,733	-	-	(177,659)
Teda Travel Group (TTVL)	5/30/2005	137,813	-	-	(5,027)
Liberty Diversified Holding Inc. (LDHI)	1/23/2006	163,333	156,333	4,000	-
Cytodyn (CYDY)	2/1/2006	129,167	-	-	-
WorldSource, Inc (WDSC)	2/22/2006	125,000	-	-	219
VoIP Inc. (VOII)	3/17/2006	56,250	37,500	-	-
BTX Holding (BTXO)	4/5/2006	112,500	71,250	216,000	-
New Medium Enterprises (NMEN)	4/15/2006	88,542	-	(12,500)	-
Atlantis Holdings Inc. (AHDG)	4/21/2006	140,000	-	(84,000)	-
Medisys Corporation (MDYO)	4/21/2006	89,250	-	(107,100)	-
First Pet Life Inc (FPLF)	5/8/2006	91,667	-	(37,500)	-
Waypoint Biomedical Holdings (WYPH)	5/9/2006	73,883	54,817	-	-
Global General Technologies Inc. (GLGT)	6/14/2006	54,688	-	(31,250)	-
Titan Global Entertainment Inc. (TGLE)	6/14/2006	61,875	-	(38,500)	-
		$6,129,172

To safeguard the Company with impairments of marketable securities, the Company has revised its contractual terms on its agreements with its clients which provides that, in the event during the term of the agreement, the share bid price declines by more than ten per cent (10%) of the share bid price on the date of execution of the agreement, the Client would agree to issue additional shares of their common stock to the Company in order to make up the deficiency caused by the reduction in the value of their stock. Please review our response in conjunction with our response to comment no. 6 below.

6.
Please explain to us the restrictions, if any, placed on the marketable securities you have received, and whether or not you have taken any discounts on the value of such securities based on these restrictions. If no restrictions exist, tell us why you have not immediately sold such securities upon receipt.

The Company receives from its Clients majority of the times, restricted marketable securities (one year or less, restriction) in lieu of performance of contracted services. Please refer to our explanation in comment no. 4 above. Per the SFAS 115, Paragraph 3, “Except as indicated in paragraph 4, this Statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

a. The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year.”

The decision to sell the marketable securities received once the restrictions are removed, is solely based upon the management’s decision, market conditions and the quoted share price of the securities. It is strictly a business decision for the Company as to when to sell such securities and to maximize the return on sale of such securities.

Please note that the Company is adopting the SFAS 157 in the year beginning June 1, 2008. SFAS No. 157, Fair Value Measurements, issued in September 2006, provides a definition of fair value and a framework for determining fair value. It is effective for years beginning after November 15, 2007.

Basic and Diluted Net Loss Per Share, page 30

7.
Refer to our previous comment 6, which noted the required disclosure calls for the number of potential shares of common stock, not the number of warrants. In your response, you included a table summarizing the number of potential common shares excluded from the computation of diluted net loss per share. However, this table shows the number of “Warrants granted for financing” and it is unclear how many potential common shares would be issuable upon exercise of these warrants. Based on the summary of warrants provided in your response to our previous comment 16, you have several classes of warrants outstanding. According to the description of these warrants in Item 11 of your filing, each Class A1 and Class A2 Warrant entitles the holder to purchase 5,000 shares of Common Stock, and each Class C, Class D and Class E Warrant entitles the holder to purchase 15,000 shares of Common Stock. Please revise, as appropriate.

We agree to amend and revise our previous comment no. 6 on Basic and Diluted Net Loss Per Share disclosure in the Company’s Form 10-KSB/A as of August 31, 2007 as follows:

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share.” SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of dilutive securities is anti-dilutive. The following potential common shares have been excluded from the computation of diluted net loss per share for the year ended August 31, 2007 and 2006, respectively.

	Year ended
	August 31, 2007	August 31, 2006

Stock options issued to employees	$550,000	$-
Stock options issued to consultants	200,000	-
Common shares to be issued upon exercise of warrants	774,667	3,225,502
	$4,199,667	$4,005,171

Note 3 – Marketable Securities, page 32

8.
Please expand your disclosure surrounding impairments of marketable securities in Note 3 to include the detail included in your response to our previous comment 13. In addition, please expand this explanation to specify the period of time over which a consistent decline in value must be shown for a security to be considered impaired on an “other than temporary” basis.

We agree to expand our disclosure to Note 3 in the Form 10KSB/A as follows:

The Company reviews, on a quarterly basis or more frequently if warranted by circumstances, the carrying value of the marketable securities it receives from its customers for providing services. The Company records impairment expense each quarter when the market value of the securities received show a consistent decline over 90 to 180 days, and the carrying amount of the marketable securities exceeds its fair value by 50% or more, and is deemed not recoverable. As such, the Company records on a quarterly basis in its financial statements the impairment loss for the difference between the carrying amount of the marketable securities and their fair value.

9.
Refer to our previous comment 12. Pursuant to paragraph 5(c) of FASB Staff Position FAS 115-1/124-1, the disclosure provisions set forth in paragraphs 21 and 22 of EITF 03-1 have not been superceded, and are still applicable. As such, please provide the required disclosures. Exhibit 03-1(C) provides an example of the tabular disclosure required in paragraph 21.

We agree to amend and revise Note 3 – Marketable Securities to include the following table as presented below:

Investments in an Unrealized Loss Position that are not Other Than Temporarily Impaired

As of August 31, 2007

	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Marketable equity securities	$1,022,868	$157,182	$162,228	$79,182	$1,185,096	$236,364

Total	$1,022,868	$157,182	$162,228	$79,182	$1,185,096	$236,364

10.
In the last paragraph of Note 3, you state that marketable securities holdings are valued according to the quoted price of the securities on the stock exchange. Please revise this disclosure to more fully describe the market for the types of securities you hold. In this regard, please note that (i) the OTC Bulletin Board is an electronic quotation system for many over-the-counter securities that are not listed on the NASDAQ Stock Market or a national securities exchange, and (ii) Pink Sheets LLC is not registered with the SEC as a stock exchange, nor does the SEC regulate its activities.

We have revised the last Paragraph of the disclosure to more fully describe the market for the types of securities which we hold. The last Paragraph of the revised Note 3 to the financial statements is as follows:

“The Company evaluates its marketable securities holdings in accordance with the SFAS 115, by valuing the securities according to the quoted price of the securities on the OTC Bulletin Board, which is an electronic quotation system for over-the-counter securities and (ii) Pink Sheets, an electronic quotation system that displays quotes from broker-dealers for many over-the-counter securities.”

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding our response, please contact myself or William Barnett, our securities counsel at the Law Offices of William Barnett at (818) 595-7717.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer